EKS&H CAPITAL ADVISORS, LLC

REPORT PURSUANT TO RULE 17 a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED SEPTEMBER 30, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKS&H Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8181 E. Tufts Avenue, Suite 600
(No. and Street)

Denver	CO	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick McFarlen 303-224-4633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company, LLC
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Ave., Suite 400	Colorado Springs	CO	80903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Patrick McFarlen</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>EKS&H Capital Advisors, LLC</u> , as of <u>September 30</u> , 20<u>18</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE.</u>



ANNA MARIE OVERLEY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174013821
MY COMMISSION EXPIRES MARCH 30, 2021

_____
Notary Public

_____
Signature

Director/ FinOps Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EKS&H CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

TABLE OF CONTENTS

STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

skr+co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of EKS&H Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EKS&H Capital Advisors, LLC (the Company) as of September 30, 2018, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of EKS&H Capital Advisors, LLC as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our

opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information as listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as EKS&H Capital Advisors, LLC's auditor since February 6, 2017.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
November 28, 2018

EKS&H CAPITAL ADVISORS, LLC
Statement of Financial Condition
As of September 30, 2018

ASSETS

Cash and cash equivalents	$	123,294
Accounts receivable		28,750
Cash held on deposit with clearing broker		4,327
	$	**156,371**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable – related party	$	77,992

MEMBER'S EQUITY

Member's equity		78,379
	$	**156,371**

The accompanying notes are an integral part of these financial statements.

EKS&H CAPITAL ADVISORS, LLC
Statement of Operations
For the year ended September 30, 2018

REVENUE

Investment advisory services	$	299,484

EXPENSES

Employee compensation and benefits	920,398
Management fees	153,600
Marketing	134,444
Other operating expenses	254,696
Total expenses	1,463,138

NET LOSS	$	(1,163,654)

The accompanying notes are an integral part of these financial statements.

EKS&H CAPITAL ADVISORS, LLC
Statement of Member's Equity
For the year ended September 30, 2018

Balance, October 1, 2017	$	188,269
Contributions		1,053,764
Net loss		(1,163,654)
Balance, September 30, 2018	$	78,379

The accompanying notes are an integral part of these financial statements.

EKS&H CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the year ended September 30, 2018

OPERATING ACTIVITIES		
Net loss	$	(1,163,654)
Changes in assets and liabilities		
Decrease in accounts receivable		10,673
Decrease in prepaid expenses		6,796
Decrease in cash held on deposit		1,277
Increase in accounts payable and accrued expenses		20,232
Cash used by operating activities		(1,124,676)
INVESTING ACTIVITIES		
Cash provided by investing activities	$	-
FINANCING ACTIVITIES		
Contributions	$	1,053,764
Cash provided by financing activities	$	1,053,764
NET DECREASE IN CASH		(70,912)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		194,206
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	123,294

Supplemental Information

Non-cash transactions:

Management Service Agreement fees contributed	$	153,600

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

EKS&H Capital Advisors, LLC (the "Company"), is a Colorado limited liability corporation organized on September 30, 2016. The Company is a wholly owned subsidiary of EKS&H Capital Holdings, LLC. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers. The Company does not maintain customer accounts or take custody of securities of any kind. The Company maintains one office in Denver, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company has elected to be treated as an LLC for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded in the accompanying financial statements. The Company is subject to income taxation in states that do not recognize LLC status.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with the tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of September 30, 2018.

Revenue Recognition

Revenue is recorded for advisory fees, retainers, reimbursable expenses, and other fees when earned in accordance with the terms of individually negotiated contracts. Contingent fees are recorded when received or milestones are met.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Concentration of Revenue and Accounts Receivable

The Company has three (3) customers that account for 60% of revenue and two (2) customers that account for approximately 80% of accounts receivable, respectively, as of September 30, 2018.

Fair Value of Financial Instruments

The carrying value of cash and accounts payable approximates fair value because of the short maturity of these items.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended September 30, 2018 was $134,444.

Subsequent Events

Effective October 1, 2018, EKS&H Capital Advisors, LLC was acquired by P&M Corporate Finance, L.L.C. in accordance with the Asset Purchase Agreement dated October 1, 2018. Subsequent to the acquisition, EKS&H Capital Advisors, LLC will discontinue operations and be dissolved.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1). Which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2018, the Company had net capital of $45,302 which was more than its required net capital of $5,199. The Company's ratio of aggregate indebtedness to net capital was 172.16% at September 30, 2018.

Note 3 - Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 - Commitments

The Company has entered into a Management Services Agreement ("MSA") with a company under common control whereby said company provides administrative services such as HRT, IT and accounting services, as well as provides office space, office furniture and all office equipment. The MSA is automatically renewed annually unless terminated per the clauses in the MSA. The monthly service charge is $12,800.

Note 5 – Related Party

The Company has a Master Services Agreement with a company under common control whereby said company performs certain professional services as requested by the Company. These services are documented under Statements of Work (SOW's). The amounts due under this agreement are shown as Accounts Payable – related party.

Note 6 – Profit Sharing Plan

The Company has a Profit Sharing Plan for all eligible employees. The profit sharing contributions for the year ended September 30, 2018 were $9,562.

EKS&H CAPITAL ADVISORS, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities Exchange Commission
SEPTEMBER 30, 2018

Member's equity	$	78,379
Less: Total non-allowable assets		33,077
Net Capital	$	45,302
Aggregate indebtedness – from the Statement of Financial Condition	$	77,992
Basic net capital requirement	$	5,199
Excess net capital	$	40,103
Ratio aggregate indebtedness to net capital		172.16%
Net capital as reported in Company's Part II (unaudited FOCUS Report as of September 30, 2018	$	45,302

The Company has amended its September 30, 2018 FOCUS Part IIA and SSOI reports to accurately
reflect the amounts within this audit report.

EKS&H CAPITAL ADVISORS, LLC
Schedule III – Computation for Determination of Reserve Requirements
And Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
SEPTEMBER 30, 2018

EKS&H Capital Advisors, LLC relies on Section k(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

skr+co

STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of EKS&H Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EKS&H Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which EKS&H Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) EKS&H Capital Advisors, LLC stated that EKS&H Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EKS&H Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EKS&H Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
November 28, 2018

EKS&H CAPITAL ADVISORS, LLC
Exemption Report
SEPTEMBER 30, 2018

EKS&H Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

- EKS&H Capital Advisors, LLC is a broker/dealer registered with SEC and FINRA.

- EKS&H Capital Advisors, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended September 30, 2018.

- EKS&H Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
  o The provisions of the Customer Protection Rule shall not be applicable to a broker dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special account for the Exclusive Benefit of Customers of (name of broker of dealer)."

- EKS&H Capital Advisors, LLC has met the identified exemption provisions throughout the year ended September 30, 2018 without exception.

- EKS&H Capital Advisors, LLC has not recorded any exceptions to the exemption for the year ended September 30, 2018.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:_____
Patrick McFarlen
Director, FINOP

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